W.R. Hambrecht + Co., LLC
Simmons & Company International
Susquehanna Financial Group, LLLP
NBF Securities (USA) Corp.

c/o
W.R. Hambrecht + Co., LLC
539 Bryant Street, Suite 100
San Francisco, CA 94107

May 22, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Filing Desk

  Re:
  Clean Energy Fuels Corp. (the "Company"): Registration Statement on Form S-1/A
  (Reg. No. 333-137124)

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, W.R. Hambrecht + Co., LLC, as the representative of the several underwriters of the offering (the "Representative"), pursuant to the above-captioned Registration Statement on Form S-1/A (the "Registration Statement"), hereby joins with the Company to request that the effective time of the Registration Statement be accelerated to 3:00 p.m., Eastern time, on May 24, 2007 or as soon as practicable thereafter.

        Pursuant to Rule 460 under the Securities Act, please be advised that we have effected the following approximate distribution of the Company's preliminary prospectus included in the Registration Statement dated May 14, 2007 (the "Preliminary Prospectus") through the date hereof:

        5,000 copies to prospective underwriters, institutional investors, dealers and others.

        The undersigned has, and each participating underwriter and dealer has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule, in connection with the above-referenced issue.

Very truly yours,

W.R. Hambrecht + Co., LLC
Simmons & Company International
Susquehanna Financial Group, LLLP
NBF Securities (USA) Corp.

By:
W.R. HAMBRECHT + CO., LLC,
as Representative of the above-named Underwriters

By:	/s/ CRAIG JAMPOL
Name: Craig Jampol
Title: Managing Director, Head of Capital Markets